UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Techpoint, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

87875C 102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 87875C 102

(1)	Names of reporting persons Fun-Kai Liu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 980,000
shares beneficially owned by	(6) Shared voting power 219,333[1]
each reporting person	(7) Sole dispositive power 980,000
with:	(8) Shared dispositive power 219,333[1]
(9)	Aggregate amount beneficially owned by each reporting person 1,199,333
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.0%
(12)	Type of reporting person (see instructions) IN

[1]

These 219,333 shares consist of (i) 119,333 shares of common stock registered to Mr. Liu’s son, Albert Liu and (ii) 100,000 shares of common stock registered to Mr. Liu’s son, Christopher Liu, all of which Mr. Liu is deemed to beneficially own and have shared voting and dispositive power over.

Item 1.

(a)	Name of Issuer:

Techpoint, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2550 N. First Street, #550, San Jose, CA 95131

Item 2.

(a)	Name of Person Filing:

Fun-Kai Liu

(b)	Address of Principal Business Office or, if None, Residence:

C/O Techpoint, Inc.

2550 N. First Street, #550, San Jose, CA 95131

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

87875C 102

Item 3.  If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,199,333 shares

(b)	Percent of class:

7.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

980,000 shares

(ii)  Shared power to vote or to direct the vote:

219,333 shares

(iii) Sole power to dispose or to direct the disposition of:

980,000 shares

(iv) Shared power to dispose or to direct the disposition of:

219,333 shares

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Techpoint, Inc.

Date: February 14, 2018	By:	/s/ Fumihiro Kozato, Attorney-in-Fact
Fumihiro Kozato
President and Chief Executive Officer